July 11, 2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:          GoFish Corporation
Amendment No. 1 to Registration Statement on Form SB-2
July 10, 2007
(File No. 333-142460)

Ladies and Gentlemen:

On behalf of our client, GoFish Corporation (the “Company”), a Nevada corporation, and pursuant to the Securities Act of 1933, as amended (the “Securities Act”), we hereby submit via EDGAR transmission, Amendment No. 1 (the “Amendment”) to the Registration Statement of the Company on Form SB-2 (File No. 333-142460) (the “Registration Statement”), including certain exhibits thereto. Separately, we have delivered to the Staff three additional copies of the Amendment marked to show changes from the Registration Statement as originally filed.

By letter dated May 25, 2007 (the “Comment Letter”) from Hanna T. Teshome, Special Counsel, the Company was informed of the comments of the Staff with respect to the originally filed Registration Statement. In addition to responding to the Staff’s comments, the Company has amended the Registration Statement to update the financial statements and certain other information contained in the Registration Statement. Set forth below are the Staff’s comments, indicated in bold, together with responses thereto by the Company.

Cover

1.  Please delete from the second paragraph the phrase "or otherwise as described under the section of this prospectus titled "Plan of Distribution."

The requested deletion has been made.

Summary, page 3

2. Disclose near the beginning of the summary that your auditors have issued a going concern opinion and the reasons noted for issuing that opinion.

The requested disclosure has been added to the Summary section at the beginning of the subsection “Our Company”.

Securities and Exchange Commission
July 11, 2007

3. Revise your summary to quantify your net loss as of the most recent audited period and interim stub. This will provide a financial snapshot which will help investors understand the other material in the summary.

The requested revision has been added to the Summary at the end of the first paragraph under the subheading “Our Company”.

4. Please consider providing an organizational chart to depict your corporate structure if it will enhance an investors understanding of your company.

We do not believe it necessary to add an organizational chart depicting our corporate structure. GoFish Corporation has three wholly-owned subsidiaries, GoFish Technologies, Inc., Internet Television Distribution, Inc. and BM Acquisition Corp. The corporate structure is discussed in several places throughout the document including the second paragraph of the “Summary”. We believe the simplicity of the corporate structure does not need clarification in the form of a chart or otherwise.

Our Company. page 3

5. Please revise your disclosure to clarify your current model of business. In that regard, explain the business of GoFish Technologies and Internet Television Distribution Inc. and how it transitioned into your current model. In addition, briefly describe the "other business activities" to which you refer in the last paragraph of this section. This section should summarize the development of your business and the business you intend to conduct, clearly indicating how you intend to generate revenues (i.e. advertising, fees for use etc.) Please revise the Business section accordingly, providing more detail as necessary. Please refer to Item 101 of Regulation S-B.

The requested disclosures clarifying the Company’s business model has been added both in the Summary section under the heading “Our Company” and in the Business Section. The reference to “other business activities” has been deleted as all material business activities are now disclosed directly.

Securities and Exchange Commission
July 11, 2007

The Mergers, page 3

6. Your statement that "no material relationship" existed between GoFish Corporation and GoFish Technologies and Internet Television Distribution, Inc., prior to the mergers appears to be inconsistent with your disclosure in the "Certain Relationships and Related Transactions" section. We note that your CEO/director owned GoFish Technologies prior the merger and that yow president and director owned Internet Television Distribution, Inc. prior to the merger. Please revise your disclosure here and throughout or advise.

We have clarified the disclosure to address any perceived inconsistencies. We are describing the pre-merger relationship of the former Unibio, Inc. entity (renamed GoFish Corporation on September 14, 2006) to each of GoFish Technologies, Inc. and Internet Television Distribution, Inc. rather than any post-merger relationships or any pre-or-post merger relationships between GoFish Technologies, Inc. and Internet Television Distribution, Inc. The fact that the Company’s post merger CEO/director owned shares of GoFish Technologies prior to the merger and that the Company’s post merger president/director owned shares of Internet Television Distribution, Inc. prior to the merger is irrelevant for purposes of the subject disclosure.

7. We note your disclosure of a post-closing adjustment to the number of shares issuable to GoFish and ITD shareholders (up to 1,125,000 and 875,000, respectively) for losses incurred by "them" resulting from any breach of the merger discovered by "us" during the two-year period following closing. Please revise to clarify who "them" and '"us" are, whether the adjustment potentially increases or decreases shares, whether the adjustment would change shares outstanding, and what the possible losses are. In addition, please tell us how you account for this provision.

The requested revisions have been made including a discussion of how the provision is accounted for. The Company has determined that any loss associated with the customary representations, warranties, and covenants made by it in the Merger Agreement is remote and the amount of loss, if any, can not at this time by reasonably estimated. Therefore, a preacquisition loss has not been recorded in accordance with SFAS No. 141, “Business Combinations”. Should a loss occur in the future, it will be accounted for in accordance with SFAS No. 141, “Business Combinations” and recognized at that point in time.

Proposed Acquisition of Bolt, Inc., page 7

8. Please disclose all salient aspects of the Bolt merger. Disclose the number of shares that will be issued in consideration for the merger and identify the "other persons" who will receive the common stock. Address the impact that the proposed merger could have on your company such as the impact on your business model, and on your current shareholders. Furthermore, please tell us whether the stockholders of Bolt, Inc. are related persons as defined in Item 404(a) of Regulation SB.

All salient aspects of the Bolt merger have been disclosed including the number of shares to be issued and the intended recipients thereof. We have also disclosed the expected impact the merger could have on the Company’s business model and the Company’s current shareholders. The Bolt, Inc. stockholders are not related persons and this has been disclosed as well.

Securities and Exchange Commission
July 11, 2007

The Offering, page 7

9. Please disclose the terms of exercising the warrants including the exercise price, exercise period and any other limitation.

The requested disclosure has been added under the subheading “The Offering” after the line item “Common Stock offered to selling stockholders issuable upon exercise of warrants”.

We are dependent upon several of the major search engines, page 16

10. Please clarify how your business is dependent upon search engines.

We have expanded the risk factor disclosure to clarify the Company’s dependence on search engines.

Special Note Regarding Forward-Looking: Statements, page 29

11. Include a statement to indicate that the safe harbor for forward-looking statements is not applicable to you. Refer to Section 27A of the Securities Act of 1933.

The requested statement has been added.

Selling Stockholders, page 30

12. Please revise this section to provide the information required under Item 507 of Regulation SB.

The Selling Stockholder section has been revised to disclose all selling stockholders that have a material relationship with the Company.

Management’s Discussion and Analysis, page 43

13. Revise this section to provide a coherent outline of your operations. Discuss in greater detail your plan of operation for the next twelve months; summarize the material steps you will need to take to implement your business plan and; disclose the estimated costs and the approximate timetable for beginning and completing each step.

The required revisions have been made.

Securities and Exchange Commission
July 11, 2007

14. We note your disclosure that revenues for 2006 decreased due to your expansion efforts and growth of your network infrastructure. We further note management's outlook that revenue will increase in fiscal 2007 and the factors you believe will influence increase revenues. Given that your auditors indicate that there is substantial doubt of your ability to continue as a going concern, please revise your disclosure to explain management's outlook and the basis of such outlook. Please refer to the instructions to Item 303 of Regulation SB and revise your disclosure accordingly.

The required revisions have been made.

Critical Accounting Policies, page 49

15. We note that your critical accounting policies disclosure is substantially similar to your accounting policy footnote 2. In accordance with the guidance in FR-72 (Release 33-8350), please revise your discussion in future filings to identify the risks involved with critical accounting policies, analyzing to the extent possible factors such as:

•	How the company arrived at the estimate;
•	How accurate the estimate/assumption has been in the past;
•	Whether the estimate/assumption is reasonably likely to change in the future; and
•	Evaluate the sensitivity to change of critical accounting policies.

The required revisions have been made.

Liquidity and Capital Resources, page 51

16. Disclose in the next amendment the amount of cash on hand as of the most practical recent date.

The required disclosure has been made.

17. We note that during 2006 that you deferred cash payments to your vendors and that cash flows were inadequate to cover expenditures for cost of revenues and expenses. Please revise your disclosure to specifically state how you plan to satisfy your cash requirements for the next twelve months.

The required revisions have been made.

Directors, Executive Officers, Promoters and Control Persons, page 68

18. Please revise each of the biographies to eliminate marketing or promotional language such as "leading brands", "the most popular consumer internet music application", "leading publicly traded venture capital firms" to name a few. Please refer to Item 401 of Regulation SB and revise your disclosure accordingly.

The requested revisions have been made.

Securities and Exchange Commission
July 11, 2007

Plan of Distribution, page 79

19. Please revise your disclosure to state that the selling shareholders are underwriters in this transaction. Please revise page 30 accordingly.

We have revised the disclosure to indicate that the selling stockholders may be deemed to be underwriters and that any broker-dealers or agents that are involved in selling the shares will be deemed to be underwriters. We believe that the subject offering constitutes a secondary offering rather than a primary offering by the Company. The registration statement covers the resale of 7,856,669 of the Company’s 24,130,276 outstanding shares (approximately 33%) and an additional 3,133,347 shares issuable upon exercise of outstanding warrants. The Company presently has 4,380,310 options outstanding each to purchase one share of the Company’s common stock and 11,018,667 warrants outstanding exercisable for the purchase of 7,885,357 shares of the Company’s common stock. The 3,133,347 shares underlying warrants, the resale of which is covered by the registration statement, represent approximately 26% of the 12,265,667 outstanding options and warrants. Further, only one of the selling shareholders, Internet Television Distribution, Inc. (“ITD”) is an affiliate of the Company. The registration statement covers the resale of 869,463 shares owned by ITD, including 289,821 shares underlying warrants. Based upon the foregoing, we believe it to be erroneous to state that all of the selling stockholders will be underwriters and we have limited out disclosure accordingly.

Certain Relationships and Related Transactions. page 75

20. Please disclose all transactions within Item 404(d) of Regulation S-B.

We have expanded the disclosure to include all transactions required by Item 404(d) of Regulation S-B.

GoFish Corporation Consolidated Financial Statements, page F-1
Consolidated Statements of Cash Flows, page F-8

21. Please revise to classify net proceeds from the sale of units for cash as a component of cash flow from financing activities, rather than its current presentation as $8,822,698 of cash acquired in reverse merger in investing activities.

We have revised the statements of cash flows to classify the proceeds from sale of units, net of issuance costs, as a component of cash from financing activities rather than as a component of cash from investing activities.

Securities and Exchange Commission
July 11, 2007

Consolidated Statements of Stockholders Equity (Deficit), page F-7

22. Please tell us how you derived the amounts in the line item "effects of reverse merger."

The amounts for the line item “effects of reverse merger” were derived as follows:

					Additional
	Preferred Stock		Common Stock		Paid-in
	Shares	Amount	Shares	Amount	Capital	Total

Cancellation of GoFish Technologies, Inc. common stock	—	$—	(6,550,051)	$(6,550)	$6,550	$—

Cancellation of GoFish Technologies, Inc. preferred stock	(3,905,000)	(3,905)	—	—	3,905	—

Issuance of GoFish Corporation common stock to GoFish Technologies, Inc.	—	—	3,632,555	3,633	(3,633)	—

Issuance of GoFish Corporation common stock related to private placement shares	—	—	8,166,667	8,167	10,979,534	10,987,701

Issuance of GoFish Corporation common stock to consultants	—	—	300,000	300	(300)	—

Issuance of GoFish Corporation common stock to IDT	—	—	3,500,000	3,500	(3,500)	—

GoFish Corporation original shares outstanding	—	—	16,666,674	16,667	(16,667)	—

Shares cancelled in accordance with Split-Off Agreement	—	—	(9,166,666)	(9,167)	9,167	—

Effects of reverse merger	(3,905,000)	$(3,905)	16,549,179	$16,550	$10,975,056	$10,987,701

The financial statements have been revised accordingly

23. Please revise to eliminate amounts of deferred stock based compensation in your financial statements. Per SFAS 123R, paragraph 74, any unearned or deferred compensation related to awards prior to adoption shall be eliminated against the appropriate equity accounts.

The financial statements have been revised accordingly.

Securities and Exchange Commission
July 11, 2007

24. We note from page 6, the issuance of 100,000 warrants to Gamma Capital Partners as part of the private offering in 2006. Please tell us how you valued and accounted for these warrants in your 2006 financial statements. Include in your response if you used the value of the warrants or the value of the services to record these instruments and explain why you believe your accounting treatment is appropriate.

The warrants were valued using the Black-Scholes valuation model and the following assumptions:

Fair market value of common stock on grant date - $1.50
Exercise price - $1.75
Expected life - 2.5 years
Volatility - 60%
Annual dividend - 0%
Risk free interest rate - 4.75%

The value was determined to be approximately $50,000 (100,000 warrants times $0.50). The entry to record the issuance of the warrants is as follows:

Additional paid-in capital (issuance cost)   50,000
Additional paid in capital (warrant)    50,000

The effect on additional paid-in capital of the above is zero. As such, the Company passed this adjustment due to materiality and disclosing increased issuance costs.

The fair value of the warrant was used as compared to the fair value of services. This is because the fair value of the equity instrument was more reliably measurable as compared to the value of the services received.

25. Please tell us how you valued and accounted for the issuance of 500,000 warrants to Kaleidoscope Sports and Entertainment LLC on December 22, 2006 per your disclosures on page 58.

The warrants were valued using the Black-Scholes valuation model and the following assumptions:

Fair market value of common stock on grant date - $3.70
Exercise price - $3.00
Expected life - 2.5 years
Volatility - 60%
Annual dividend - 0%
Risk free interest rate - 4.50%

Securities and Exchange Commission
July 11, 2007

The value was determined to be approximately $850,000 (500,000 warrants times $1.70). This amount will be expensed over the vesting period January 1, 2007 to June 30, 2008.

The warrants were not issued until January 1, 2007. This transaction was determined to not be a material subsequent event that needed disclosure in the 2006 financial statements.

26. Please provide the same information for the investor and merger warrants disclosed on page 82.

Any value allocated to the warrants would not have an effect on the stockholders’ equity section.

Notes to the Consolidated Financial Statements, page P-9
Note 1. The Company. page F-9
Merger, page F-9

27. We reference the discussion on page F-11 of the transaction being accounted for as a reverse acquisition and a recapitalization. Revise to clarify the accounting treatment and provide details of how you valued and recorded the transaction. You should include here and throughout the filing, the relationship of GoFish Technologies and Internet Television Distribution prior to the merger (including the nature of any common control) and indicate your accounting for the ITD merger separately (i-e. if GoFish Technologies was the accounting acquirer, tell us the role of ITD in the merger). Also, consider the need to provide ITD financial statements pursuant to Item 3 10(c) of Regulation S-B. 28. We note your disclosure that 8,166,667 units of securities were issued in a private offering concurrent with the mergers with GoFish and ITD. It appears you have combined the accounting for the offering with the accounting for the mergers; however, it is not clear why it is appropriate to do so. Please revise or advise as appropriate.

The notes to financial statements have been revised to clarify the accounting.

28. We note your disclosure that 8,166,667 units of securities were issued in a private offering concurrent with the mergers with GoFish and ITD. It appears you have combined the accounting for the offering with the accounting for the mergers; however, it is not clear why it is appropriate to do so. Please revise or advise as appropriate.

The notes to financial statements have been revised to clarify the accounting.

29. In a related matter, please revise the notes to your financial statements to ensure that each transaction in your stockholders' equity statement is clearly defined and disclosed, including all amounts, share prices, and dates of issuance.

The notes to the financial statements have been revised to ensure that each transaction in the statement of stockholders’ equity is clearly defined and disclosed.

Securities and Exchange Commission
July 11, 2007

30. Please tell us how you arrived at the figure of 16,666,674 for shares outstanding prior to the merger and reconcile to the balances and transactions in your stockholders' equity statement.

The shares outstanding prior to the merger, 16,666,674, are the shares issued and outstanding by Unibio/GoFish Corporation, the issuer. The 16,666,674 is calculated as follows:

Shares outstanding		2,000,000

Forward stock-split	X	8.3333334

Total		16,666,667

Effect of rounding up and down for fractional shares		7

Total		16,666,674

This amount is now disclosed in the consolidated statement of stockholders’ equity (deficit).

31. Please also tell us bow you determined the shares cancelled of 9,166,666 and reconcile this amount to amounts presented in your stockholders' equity statement. You should also clarify the owners of Unibio/GoFish Corporation prior to and subsequent to the merger.

The shares cancelled, 9,166,666, are in accordance with the Split-Off Agreement that were outstanding by Unibio/GoFish Corporation, the issuer. This amount is now disclosed in the consolidated statement of stockholders’ equity (deficit).

Management's Plan, page F-11

32. Please revise to provide more specific details of the company's viable plan of operations and plans to address the going concern issues as required by FRC 607.02, including plans to fully develop, manufacture and market the company's products, any related financing issues and the impact if these plans are not successful. Please note that stating that operating losses and negative cash flows are expected to continue does not constitute a plan of operations.

The notes to financial statements have been revised to be more specific.

Securities and Exchange Commission
July 11, 2007

Note 5. Debt, page F-17

33. Please reconcile for us the $826,650 of convertible promissory notes outstanding with the repayment of convertible notes on your cash flow statement of $1,020,000.

A reconciliation of the activity as it relates to convertible promissory notes is as follows:

Amount

Convertible promissory notes issued in 2005	$1,421,000
Convertible promissory notes issued in 2006	826,650

Total convertible promissory notes issued	2,247,650

Convertible promissory notes repaid and disclosed in cash flow	(1,020,000)

Cancelled of convertible promissory notes as consideration related to private placement	1,227,650

Interest cancelled as consideration related to private placement	67,890

Cancellation of convertible promissory notes and interest as consideration related to private placement	$1,295,540

34. We note the issuance of $800,000 of bridge notes during 2006 and your disclosure that such notes were also repaid during 2006. Please tell us how you have presented the repayment in your financial statements given that only the cash inflow from the issuance is reflected in your statement of cash flows.

We have revised our disclosure in Note 5 to reflect the fact that the notes along with interest were converted into common stock.

A reconciliation of the activity as it relates to bridge notes is as follows:

Amount

Bridge notes issued in 2006	$800,000

Interest cancelled as consideration related to private placement	69,463

Cancellation of bridge notes and interest as consideration related to private placement	$869,463

Securities and Exchange Commission
July 11, 2007

Note 8. Stock Options and Warrants, page F-21

35. We note from your last paragraph, the amounts of stock compensation expense recognized in 2005 and 2004. Please revise to also include the expense recognized during 2006.

We have revised Note 8 to include the amount of stock compensation expense recognized in 2006 of $198,865.

36. We note multiple option issuances on pages 74 and 78 with an exercise price of $1.50 per share. Please tell us how you determined the fair market value on the date of issuance. As part of your response, you should include the valuation method used and any relevant assumptions. Please also explain how your valuation method complies with the guidance in the AICPA guide "Valuation of Privately Held Company Equity Securities Issued as Compensation."

The fair market value on date of issuance has been determined using the Black-Scholes model and with the appropriate inputs as to risk free interest rates, expected lives, expected volatility, dividend yields, and fair market value on date of issuance. These assumptions are generally disclosed in the notes to the financial statements.

We believe we have complied with the AICPA’s guide by estimating the fair market value utilizing the following valuation methods to substantiate the fair market value: income approach, discounted future returns method, and the market approach, relationship of common to preferred stock transactions, and private placement offering.

Note 10. Related Party Transaction, Rage F-25

37. We note that you have one receivable from a stockholder classified as a current asset and another note from a stockholder classified in equity, Please provide us with further information concerning the nature of these receivables and provide us with the accounting literature that supports your conclusion to classify these receivables differently in your financial statements.

The due from founder and stockholder of $17,216 relates to cash advance from GoFish Technologies, Inc. to a founder and stockholder. These advances are properly classified as due from founder and stockholder as they represent a valid receivable from the founder and stockholder that will be repaid in 2007.

GoFish Technologies, Inc. has issued common stock to stockholders for non-interest bearing notes receivable. These notes receivable have been reported as a deduction from stockholders’ equity. They are not shown as an asset due to (i) there is not substantial evidence of ability and intent to pay and (ii) the receivable does not mature in a reasonably short period of time.

Securities and Exchange Commission
July 11, 2007

Note 11. Cash Flow Information, page F-27

38. Please tell us how you have presented the conversion of convertible promissory notes into common stock, as we note no such conversion on your stockholders' equity statement. Your response should also include your treatment for the conversion of the accrued interest as well.

The convertible promissory notes, bridge notes, and interest were not converted into common stock. The description in Note 11 has been reworded to disclose that the notes and interest were cancelled and considered to be consideration in the private placement offering. See additional disclosure in Note 1 on pages F-9 and F-10.

39. Please reconcile the amounts disclosed on page 5 for the cancellation of indebtedness of $2,387,419 and $869,463 with the non-cash conversion of principal a d interest of $2,027,650 and $104,471 and the cash repayment of $1,020,000.

The amounts have been revised. See 33 and 34 above for reconciliations.

Bolt. Inc.
Consolidated Financial Statements, page F-31
Consolidated Statements of Cash Flows, page F-35

40. Please revise to describe the nature of the expense in the line item %on cash expense" of $240,649 in your year ended December 31, 2005.

The financial statements have been revised to disclose the nature of the expense. See Note 11 on page F-48 for additional information.

Notes to the Consolidated Financial Statements, page F-36
Note 1. The Company, page F-36
Accounts Receivable. page F-37

41. We note that gross accounts receivable is approximately 32% of total revenues in 2006 and 30% of total revenues in 2005. Please add a note to the financial statements discussing your accounting policies and methodology used to estimate the allowance for doubtful accounts. Such a description should identify the factors that influenced management's judgment (e.g. historical losses. and existing economic conditions) and may also include discussion of risk elements relevant to particular categories of financial instruments. Your revised disclosures should include a rollforward of your allowance for doubtful accounts, given the significance of the balance deemed uncollectible.

See “Accounts Receivable” on page F-37 for discussion or accounting policies and methodology used to estimate the allowance for doubtful accounts.

Securities and Exchange Commission
July 11, 2007

Note 6. Commitments and Contingencies, page F-42

42. Please revise your last paragraph to further discuss the nature of estimated losses you have determined are probable. Include in your response if the amounts relate to the accrued settlement costs in note 4 or claims filed per page 23. If you have not recorded accruals for either of these amounts, please tell us why you believe you are not required to do so. Please refer to SFAS 5.

We have revised Note 6 to indicate that when a loss is both probable and can be reasonably estimated an accrual is made and this accrual is included in accrued. We have additionally disclosed that we have not accrued for certain matters where claims have not been file because a reasonable estimate of the cost can not be formulated. However, an accrual will be recoded once the likelihood of loss is probable and the loss can be reasonably estimated.

Unaudited Pro Forma Combined Financial Statements, page F-5 X
Notes to Unaudited Pro Forma Combined Financial Statements, page F-54
Note 2. Pro Forma Adjustments, page I;-55

43. The pro forma financial statements should be revised to separately disclose and discuss each pro forma adjustment as required by Item 3 10(d) of Regulation S-B and Article 11 of Regulation S-X. If any adjustments are netted in the pro forma financial statements please revise to show each of these adjustments gross. All significant assumptions should also be disclosed.

The pro forma financial statements have been revised to separately disclose and discuss each pro forma adjustment. All significant assumptions have been disclosed.

44. Revise the notes to the pro forma financial information to include an allocation of the purchase price for the Bolt acquisition transaction to the net assets acquired, We believe that the purchase price allocation is necessary in order to provide improved clarity as to how the various pro forma adjustments included in the pro forma statements of operations were calculated or determined. Disclosure should be provided regarding the fair value adjustments made in the acquisition, including the nature and amounts of the purchase price allocated to property plant and equipment and any separately identifiable intangible assets. We note from page F-51 that you believe it is not possible to determine the amount of amortization expense that would have been incurred on a pro forma basis. Please note that if you are awaiting additional information necessary for measurement of an adjustment during the allocation period, you should discuss the reasons why the allocation is preliminary, indicate when the allocation is expected to be finalized, and furnish other available information that will enable a reader to understand the business combination. We may have further comment upon review of your revised disclosures.

We believe that the current presentation is appropriate and the allocation to Bolt’s net assets equal to its cost basis with the balance being considered intangible assets and goodwill is appropriate. Subsequent to the closing, which while probable is not assured, the Company will be hiring an independent valuation firm to perform an appraisal and asset allocation between intangible assets and goodwill. Should it be materially different from the Company’s current estimate the Company would adjust its financial statements accordingly during the allocation period.

Securities and Exchange Commission
July 11, 2007

The Company has noted that it is awaiting additional information necessary for measurement of an adjustment and that the allocation is preliminary.

45. Refer to adjustment (1). Please clarify why you have issued common stock valued at $1,900,000 to satisfy Bolt's debt of $820,000.

We have clarified this in the pro forma combined financial statements.

46. We note from page F-54 and adjustments (3) and (4) that you believe the holders of Bolt's outstanding warrants and option will exercise such instruments prior to the merger. Please state why you believe this to be the case, including any agreements for the holders to exercise such instruments and you should also explain why you believe these adjustments are factually supportable as required by Rule 11 -02(b)(6) of Regulation S-X.

There are no agreements for the holders of the options or warrants to exercise such instruments. However, the warrants and options are currently in the money. Therefore the Company believes that they will be exercised and that therefore, these adjustments are factual and supportable.

47. On page F-55, you disclose total consideration for Bolt as $16,755,000, whereas elsewhere in the filing you state consideration will be up to $30,000,000. Here and throughout the filing, revise to explain (in plain English), how consideration will be determined and why these amounts differ.

The pro forma combined financial statements have been revised to clearly explain how consideration was determined.

The difference is due to the change in the value of the Company’s common stock, contingent consideration which is not recognized for accounting purposes, and contingent liabilities. A reconciliation has been provided.

General

48. Please update the financial statements as required by Item 310(g) of Regulation S-B.

The financial statement shave been updated as required by Item 310(g) of Regulation S-B.

Securities and Exchange Commission
July 11, 2007

49. An updated accountant's consent should be included with any amendment to the filing.

Updated accountant’s consents have been included as Exhibits 23.2 and 23.3, respectively.

Signatures, page .II- 13

50. Please revise the signature page to indicate who is signing in the capacity of principal financial officer. Refer to the Instruction for Signatures on the Form SB-2.

The signature page has been revised to indicate that Lennox L. Vernon is signing as the Company’s principal financial and accounting officer.

* * *

We believe that the changes in the accompanying Amendment and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter. If the Staff has any questions or comments with respect to the changes made to the Registration Statement by the Amendment, please contact me at 212-400-6900.

Very truly yours,

/s/ Scott Rapfogel

SER/klr